Exhibit 99.1

ARC RESOURCES LTD. ANNOUNCES NEW DIRECTOR APPOINTMENT

CALGARY, June 23, 2011 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC") is pleased to announce the appointment of Mr. Tim Hearn to ARC's board of directors. Mr. Hearn is presently the Chairman of Hearn and Associates and has over 40 years experience in the oil and gas industry with Imperial Oil. During Mr. Hearn's career with Imperial Oil he gained experience in marketing, refining and systems and computer services, prior to serving as the President of Exxon Chemical, Asia Pacific, and then Vice President of Human Resources for Exxon Mobil Corporation. Following his service with Exxon Mobil, he returned to Canada where served as Chairman, President and Chief Executive Officer of Imperial Oil Limited from 2002 until his retirement in 2008.

Mr. Hearn is the immediate past Chairman of the board of directors of the C.D. Howe Institute, a member of the board of directors of the Royal Bank of Canada and Viterra Inc., a past member of the Canadian Council of Chief Executives and serves on a North American Trilateral Commission involving NAFTA and the environment. Mr. Hearn is the current Chair of the board of directors of the Calgary Homeless Foundation. He is also the Chair of the Advisory Board of the Public Policy School and a member of the Dean's Medical School Advisory Board, both at the University of Calgary.

ARC is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $8 billion. ARC's common shares trade on the TSX under the symbol ARX.

ARC RESOURCES LTD.

John P. Dielwart,

Chief Executive Officer

%CIK: 0001029509

For further information: about ARC Resources Ltd., please visit our website www.arcresources.com or contact: Investor Relations, E-mail: ir@arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6427, Toll Free 1-888-272-4900, ARC Resources Ltd., Suite 1200, 308 - 4 Avenue S.W. Calgary, AB, T2P 0H7
CO: ARC Resources Ltd.

CNW 17:00e 23-JUN-11